As filed with the Securities and Exchange Commission on October 21, 1996

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                     =======================================
                             Washington, D.C. 20549

                                   FORM N-54A

                    NOTIFICATION OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
                   FILED PURSUANT TO SECTION 54(a) OF THE ACT



     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section
54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:   Western Pennsylvania Adventure Capital Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):
                                4516 Henry Street
                              Pittsburgh, PA 15213

Telephone Number (including area code): (412) 578-3481


Name and address of agent for service
of process:                                     Copy to:
      G. Richard Patton, President                Jeffrey W. Letwin, Esq.
      Western Pennsylvania Adventure              Doepken Keevican & Weiss, P.C.
        Capital Fund                              37th Floor, USX Tower
      4516 Henry Street                           600 Grant Street
      Pittsburgh, PA 15213                        Pittsburgh, PA 15219

      Check one of the following:

/x/ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities and Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: September 6, 1996

/ / The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

     The file number of the  registration as an investment  company  pursuant to
section 8(a) of the Act, if any, of the company:                (Not applicable)

     The file number of the  registration as an investment  company  pursuant to section  8(a) of the  Act,  if  any,  of any  subsidiary  of the  company:
                                                                (Not applicable)

     The undersigned company certifies that it is a closed-end company organized under the laws of Pennsylvania and with its principal place of business in Pennsylvania that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Pittsburgh and Commonwealth of Pennsylvania on the ____ day of October, 1996.


[SEAL]                        WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND

                              By:  /s/ G. Richard Patton
                                 ---------------------------------------
                                   G. Richard Patton
                                   President and Chief Executive Officer


Attest:__________________________________

       Name:_____________________________

       Title:____________________________